May 23, 2014

VIA EDGAR & HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Amy Reischauer

Re:                             NeuroDerm Ltd.

Draft Registration Statement on Form F-1

Submitted April 11, 2014

CIK No. 0001598696

Dear Ms. Reischauer:

On behalf of our client, NeuroDerm Ltd., an Israeli company (the “Company”), we confidentially submit herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft Registration Statement on Form F-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system.  The Registration Statement was initially submitted confidentially to the Commission on April 11, 2014.  In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated May 8, 2014 (the “Comment Letter”).

Set forth below are the responses of the Company to the Staff’s comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.  All page references in the responses set forth below refer to page numbers in Amendment No. 1.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

General

1.                                      If our comments are applicable to portions of the filings that we have not cited, please make the appropriate changes elsewhere in the filing in accordance with our comments.

Response:

The Company acknowledges the Staff’s comment and has made appropriate changes throughout the Registration Statement.

2.                                      Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response:

The Company acknowledges the Staff’s comment and will provide all exhibits as soon as practicable.

3.                                      Please confirm that the graphics included in your registration statement are the only graphic, visual or photographic information you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response:

The Company confirms that the graphics currently included in Amendment No. 1 are the only graphics proposed to be included in the Registration Statement.

4.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company has not had any communications or authorized anyone to have communications with potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”). There has not been any published or distributed research reports about the Company by any broker or dealer participating in this offering in reliance on Section 2(a)(3) of the Securities Act. If the Company or anyone authorized by the Company engages in such communications in reliance on Section 5(d) of the

Securities Act, or if any broker or dealer participating in the offering publishes any reports in reliance on Section 2(a)(3) of the Securities Act going forward, the Company will supplementally provide any such communications or research reports to the Staff as requested.

Prospectus Summary

Our Solutions for Parkinson’s Disease — Our Lead Product Candidates, page 4

5.                                      We note your statement here and elsewhere in your registration statement that you expect to receive marketing approval in the United States and Europe for ND0612, ND0612HD, ND0680, and ND0701 by the end of 2017.  Please revise your disclosure here and throughout your registration to explain that this is a preliminary estimate, that these product candidates are still in early stages of clinical trials, and that you have not yet filed any IND in the United States or similar filings in Europe with respect to these product candidates.

Response:

The Company has included additional disclosure on pages 2, 5 and 77-78 to address the points raised in the Staff’s comment. Additionally, the Company supplementally informs the staff that the Company now refers to ND0612 and ND0612HD as ND0612L and ND0612H, respectively.

Risk Factors, page 7

6.                                      Please expand your disclosure to add a bullet point regarding the risks associated with your ability to obtain and maintain protection for your intellectual property, including the fact that because your product candidates are reformulations of existing drugs, your ability to obtain patent protection for certain types of claims are limited.

Response:

The Company has added a bullet point on page 7 in response to this comment.

Risk Factors

“We may need substantial additional capital in the future…” page 14

7.                                      Please expand this risk factor to disclose how long you expect your available cash and the net proceeds from this offering will be sufficient to fund your current operations.

Response:

The Company acknowledges the Staff’s comment and has added disclosure on page 15 providing that the Company currently expects its available cash together with the net proceeds from this offering to be sufficient to fund the Company’s operations for at least the next 24 months.

“We may not benefit from the regulatory data protection…” page 25

8.                                      Please explain what you mean by “the standard ‘8+2(+1)’ marketing and regulatory data exclusivity protection” the first time you reference this concept.

Response:

The Company has revised the disclosure on page 26 to explain “the standard ‘8+2(+1)’ marketing and regulatory data exclusivity protection” in response to this comment.

“We may be subject to claims that we infringe…” page 32

9.                                      Please expand this risk factor to discuss any risks associated with the fact that your product candidates are reformulations of existing drugs and may be subject to claims that such reformulations or uses violate the intellectual property rights of others relating to the underlying drugs.

Response:

The Company has added disclosure to this risk factor on page 33.

“We depend on our executive officers and skilled personnel…” page 33

10.                               Please expand this risk factor to identify the skilled personnel who are essential to your growth and development, other than your executive officers.

Response:

The Company has revised the heading of the risk factor and the related disclosure to clarify that the Company depends on its executive officers. The Company does not believe that any of its non-executive officers are essential to its growth and development.

“As a foreign private issuer we will not be subject to U.S. proxy rules…” page 36

11.                               Assuming that, as a foreign private issuer, you are eligible to disclose the annual compensation of your executive officers and directors on an aggregate basis, disclose in this risk factor that, should you lose your foreign private issuer status, you would become subject to the more rigorous executive compensation disclosure requirements of domestic issuers, including the requirement that the annual compensation of your named officers and directors be disclosed on an individual basis.

Response:

The Company acknowledges the Staff’s comment and has added disclosure to the risk factor on page 38.

“We may be classified as a Passive Foreign Investment Company…” page 38

12.                               Briefly define a passive foreign investment company (“PFIC”) in this risk factor.  Further disclose that you do not intend to provide the information that would enable investors to take a qualified electing fund (“QEF”) election that could mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC  (see p. 139).

Response:

The Company has added disclosure in the risk factor on page 39 to define a PFIC and to note that the Company does not intend to provide information that would enable investors to take a QEF election.

“We will incur increased costs as a result of operating as a public company…” page 38

13.                               Please include in this risk factor an estimate of the annual costs you will incur as a result of your reporting requirements under the Exchange Act.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 40.

Additional Risk Relating to Your Location in Israel, page 40

14.                               Please add a risk factor that discusses the compulsory military service obligations of Israeli citizens, including your employees, and the potential adverse effect that such obligations could have on your business.

Response:

The Company respectfully informs the Staff that only one of the Company’s employees is subject to military service in Israel, and therefore the Company does not consider this to be a material risk requiring disclosure to investors.

Use of Proceeds, page 46

15.                               Please expand your disclosure to specify what stage of development of ND0612, ND0612HD, and your other product candidates you expect to be able to fund with the anticipated allocation of proceeds from this offering.

Response:

The Company has added disclosure related to the use of proceeds in funding its clinical trials on page 48 and its expectation that the proceeds will allow the Company to complete its ongoing and currently planned clinical trials for ND0612L and ND0612H and submit an NDA for such product candidates. The Company supplementally informs the Staff that due to the uncertain costs associated with, and duration of, clinical trials, the Company is unable to provide a detailed breakdown of the projected use of proceeds for each trial or predict how far the application of proceeds will allow each trial for its other product candidates to progress.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Statement of Operations

Operating Expenses—Participations by third parties, page 58

16.                               Please expand your description of the MJFF grant to disclose the duration and termination provisions of the agreement, including the royalty term, and file a copy of the agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The Company has revised its description of the 2013 MJFF grant on pages 60 and 85 to disclose the duration and termination provisions of the 2013 MJFF grant agreement, including the royalty term.

As disclosed on page 60, in 2013, the Company received two installments of the grant totaling approximately $0.4 million and as of the date hereof, in 2014, the Company has received a third installment of the grant of approximately $0.3 million.

Pursuant to the grant, the Company expects to receive the final installment of the grant, in the amount of approximately $0.3 million, upon completion of the Phase II trial, in the second half of 2014. Accordingly, the dollar amount provided under the grant neither was, nor is, material to the Company’s business. Moreover, the Company has detailed its royalty obligation to MJFF of up to $2 million on pages 60 and 85. As the underlying grant and the possibility of a 10% royalty payment up to $2 million are not material to the Company, the Company respectfully submits that it is not currently required to file such 2013 MJFF grant agreement pursuant to Item 601(b)(10) of Regulation S-K.

Quantitative and Qualitative Disclosure about Market Risk

Foreign currency exchange risk, page 64

17.                               We note your statement that an increase in the value of the NIS against the U.S. dollar would have caused a decrease in your operating loss in 2013; yet, elsewhere, such as on page 34, you state that an appreciation of the NIS would increase the dollar cost of your operations in Israel and thereby adversely affect your results of operations.  Please revise or advise accordingly.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 66 to clarify that an increase in the value of the NIS against the U.S. dollar would have caused an increase in the Company’s operating loss in 2013.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 66

18.                               Please separately explain to us the factors that caused the estimated fair value per ordinary share to increase from $90.14 per share in January 2013 to $640.50 per share in March 2014 and your total equity value to increase from $19.5 million at December 31, 2012 to $138 million at December 31, 2013.  Also, provide the following information separately for each future equity issuance through the date you request effectiveness of any filed registration statement:

•                  The date of the transaction;

•                  The number of shares/options issued/granted;

•                  The exercise price or per share amount paid;

•                  Your fair value per share estimate and how the estimate was made;

•                  The identity of the recipient, indicating if the recipient is a related party;

•                  Nature and terms of concurrent transactions; and

•                  The amount of any compensation element.

Progressively bridge your fair value determinations to the estimated IPO price range.  Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in any analysis you provide.  Also, please note that we are deferring a final evaluation of any stock compensation and other costs for future equity issuances including options, warrants, ordinary shares, and preference shares until the amendment containing the estimated offering price is filed.

Response:

The Company confirms that it will provide the information requested by the Staff with respect to future equity grants.  The Company confirms that, as of the date of this letter, it has not issued any equity subsequent to March 31, 2014 as set forth below.

January 2013

The Company estimated its enterprise value as of December 31, 2012 using the “backsolve method”. This method enables the Company to infer its enterprise value implied by a convertible loan agreement that it entered into on July 16, 2012 (the “2012 Investment Date”).  Pursuant to that loan agreement, new investors were issued convertible securities in a principal amount of $4.3 million.  These convert into Series A-1 preferred shares at a conversion price equal to the lower of 70% of the purchase price paid in a future capital raise or $612.68 per share.

The Company applied the backsolve method using an option pricing model (“OPM”) framework, pursuant to which the price of each class of securities was driven by its enterprise value.  The Company used a “Brownian motion technique” to estimate the market price at several points in the future.  Brownian motion is a continuous stochastic, or random, process that is widely used in financing for modeling random behavior that evolves over time. At each interval, the stochastic model was run and the simulation generated a series of random price paths for the enterprise value. At each simulated path, the enterprise value was allocated to each of the Company’s securities based on their relative preferences. These payoff amounts were then averaged on a weighted basis and discounted to the relevant valuation date, resulting in an estimated value for each security.  For the purpose of the analysis, the Company considered the volatility of four publicly traded companies in the biotech sector that we determined were the most comparable to the Company.

Having determined an enterprise value of $19.5 million, the Company then used the OPM framework described above to allocate that value among its different classes of securities as of December 31, 2012.  This resulted in a value of $121.47 per ordinary share to which the Company applied a 25% discount for lack of marketability resulting in a fair value of $91.10 per ordinary share.

March 2014

In order to value its shares as of March 31, 2014, the Company used a hybrid approach that combined two probability-weighted scenarios:

•                  Given the fact that the Company commenced serious consideration of an IPO starting in the last quarter of 2013, the Company attributed a 30% probability to an IPO estimated to occur in June 2014. In estimating the payoff to ordinary shareholders the Company took into consideration the following assumptions:

•                  Based on preliminary discussions with investment banks, the Company considered a pre-money valuation range of $140 million to $180 million (the most likely value was estimated to be $160 million).

•                  The Company assumed that all convertible securities would be mandatorily converted into ordinary shares.

The expected payment to ordinary shareholders was then discounted to present value resulting in a value of $1,037.82 per ordinary share.

•                  The Company attributed a 70% probability to a liquidation event (estimated to occur in June 2015) in which the liquidation preferences of the preferred shares continued to have value.

•                  First, the Company determined its enterprise value using the discounted cash flow (“DCF”) method.  In order to do so, the Company considered each of its product candidates and weighted the probability of each candidate completing each stage of clinical trials and ultimately being approved by the FDA.  The Company used these probabilities to generate a risk adjusted net present value by multiplying the projected revenues from each product candidate by the probability of FDA approval.  We used a discount rate of 21% based on the volatility of the same four comparable companies that we had considered for the OPM.  The enterprise value was determined as of October 28, 2013 to be $89.3 million, which was subsequently adjusted for the time value of money using the 21% discount rate to be $96.9 million as of March 31, 2014.  The Company then added cash and cash equivalents of $3.1 million.  The reason the Company had determined its enterprise value as of October 28, 2013 was because it received a convertible loan as of that date and therefore needed to determine the fair value of the embedded derivative as of that date. Given the fact that the Company’s projections had not changed as of March 31, 2014, the Company determined that it was appropriate to use the enterprise value from October 28, 2013 as adjusted.

•                  The Company then used the OPM framework described above to allocate its enterprise value of $100.0 million among its different classes of securities. This resulted in a fair value of $605.06 per ordinary share.

The above methodology and assumptions resulted in a probability weighted value of $734.91 per ordinary share, to which the Company applied a 12.9% discount for lack of marketability resulting in a fair value of $640.5 per ordinary share.

Explanation for Increase

The primary reason for the increase in value between January 2013 and March 2014 was due to the initiation of our Phase IIa trial for ND0612L, which started in the first quarter of 2013. The Company received positive results from this study in the second quarter of 2013. Additionally, in May 2013, the Company received approval for the $1 million grant from MJFF, allowing it to start preparations for the Phase II trial for ND0612L. This grant was important to the Company’s development as it was awarded prior to the financing round in October 2013 and enabled the Company to commence the Phase II trial.  Finally, in the third quarter of 2013, the Company developed the concept of a higher dose of the product candidate and started preparing its ND0612H product candidate. As discussed on page 4 of Amendment No.1, ND0612H has a large market potential as it is intended for severe Parkinson’s disease patients.  As a result of these developments, the Company’s business had progressed significantly by October 2013 compared to January 2013.

In addition, starting in the fourth quarter of 2013, the Company commenced serious consideration of an IPO and the preliminary valuations conveyed to the Company by investment banks were considered in the Company’s overall valuation with a 30% weighting.  This also resulted in an increase in the fair value of the Company’s ordinary shares.

19.                               Please revise your disclosure to highlight that you will no longer be required to estimate the fair value of your ordinary shares underlying new equity awards once those shares begin trading.

Response:

The Company has included disclosure on page 69 providing that after its ordinary shares begin trading, the Company will no longer be required to estimate the value of the ordinary shares underlying new equity awards.

Recent Accounting Pronouncements, page 67

20.                               Please revise your disclosure to explain the impact of “other IFRS standards that are effective for the year beginning on or after January 1, 2013” on your results of operations.  In this regard, the standards you identify (IFRS 10, 11, 12 and IAS 19R) were required to be applied beginning January 1, 2013 and you should know whether their adoption materially impacted your financial position and/or results of operations.

Response:

The Company has revised the disclosure on page 70 to clarify that the other IFRS standards did not have and are not expected to have an effect on the Company’s financial position or results of operations.

Business

Our Company, page 70

21.                               Please revise your disclosure to state when you expect to submit any required INDs in connection with your product candidates.

Response:

The Company has included disclosure throughout Amendment No.1 providing the Company’s current expectations on submitting INDs for its product candidates. On April 29, 2014, the Company submitted an IND application in the United States for ND0612L and ND0612H and it expects to seek approval to initiate clinical trials in Europe for ND0680 and ND0701 in the first quarter of 2015. The Company supplementally advises the Staff that at this time, it is unable to provide an estimate for filing an IND in the United States or similar filing in Europe for ND0801. On page 77, the Company has added additional disclosure related to its IND interactions with the FDA.

Clinical Trials, page 77

22.                               Please revise your disclosure to explain whether the plasma LD concentration levels shown in the graph on page 77 represent mean concentration levels at each dose and disclose the number of subjects in each dosing group.

Response:

The Company has included disclosure to clarify that the plasma LD concentration levels shown in the graph on page 79 represent mean concentration levels at each dose. Additionally, the Company has included the number of subjects in each dosing group in the graph.

23.                               Please expand your disclosure to describe the results of the Phase 1b study.

Response:

The Company acknowledges the Staff’s comment and has added disclosure on page 80 related to the results of its Phase 1b study.

24.                               Please revise your disclosure to explain whether the plasma LD concentration levels shown in the graph on page 78 represent mean concentration levels and disclose the number of subjects in each cohort.

Response:

The Company has included disclosure to clarify that the plasma LD concentration levels shown in the graph on page 80 represent mean concentration levels at each dose. Additionally, the Company has included disclosure related to the number of subjects in each group.

Cognition and our ND0801 Product Candidate, page 82

25.                               Please expand your disclosure to identify briefly the current standard of care for ADD/ADHD.

Response:

The Company has added disclosure on page 84 regarding the current standard of care for ADD/ADHD.

26.                               We note your statement that ND0801 is designed to be a non-addictive nicotine-based treatment.  Please expand your discussion to explain whether any of the trials you have conducted were designed to demonstrate whether ND0801 is addictive and disclose any results of such trials.

Response:

The Company has added disclosure on page 84 regarding its preclinical trials for ND0801 to date, which show that opripramol prevents the occurrence of withdrawal symptoms associated with nicotine. The Company supplementally advises the Staff that it has not yet conducted a clinical trial to determine whether ND0801 is addictive, but based on its preclinical trial the Company believes it can develop ND0801 to be a nicotine-based, non-addictive treatment.

Research and Development, page 82

27.                               You state that you have performed all of your obligations under the 2010 MJFF grant and have ongoing reporting obligations under the 2013 MJFF grant, but in the next sentence, you describe your royalty obligations under this grant.  Please revise the first of these sentences to clarify that you have ongoing reporting and royalty obligations under the 2013 MJFF.

In addition, if you have ongoing royalty or other payment obligations under the 2010 MJFF grant, please revise your discussion to clarify that fact here, expand your discussion on page 58 to describe the material terms of the 2010 MJFF grant, and file a copy of the agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The Company has revised the discussion related to the 2013 MJFF grant to clarify that it has both royalty obligations and ongoing reporting obligations under such grant on page 85. The Company supplementally advises the Staff that the Company does not have any obligations under the 2010 MJFF grant and does not consider such grant a material agreement. Accordingly, the Company respectfully submits that it is not currently required to file the grant agreement pursuant to Item 601(b)(10) of Regulation S-K.

Manufacturing, Supply and Production, page 83

28.                               Please revise your disclosure to identify the indication for which nicotine is approved for use as an over-the-counter drug.

Response:

The Company has added disclosure on page 86 to identify the indication for which nicotine is approved for use as an over-the-counter drug.

Intellectual Property, page 84

29.                               You state that you seek to protect your intellectual property through a combination of methods, including licenses.  Please expand your disclosure to describe the material terms of any such licenses, including without limitation any arrangements under which you have rights to use the existing drugs on which your reformulations are based or any previous trial data with respect to such drugs.  In addition, please file any such agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure to remove the word “licenses” from the list of ways that the Company uses to protect its intellectual property. The Company confirms to the Staff that the Company does not license its intellectual property.

30.                               Please revise your discussion to specify the type(s), jurisdiction(s), and expiration dates of those patents relating to each product candidate or product candidate group and the technologies to which such patents relate.  For example, please identify whether, and how many of, your patents relate specifically to your LD/CD product candidates and which relate to ND0801.

Response:

The Company acknowledges the Staff’s comment and has expanded the disclosure related to its patents on page 86.

Management

Directors, page 103

31.                               Please disclose that Robert Taub is your Chairman of the Board and indicate when he first assumed that position.

Response:

The Company has revised its disclosure to include Robert Taub’s position as its Chairman and the date he first assumed that position on page 105.

Compensation of Officers and Directors, page 119

32.                              Supplementally, please advise, with a view to disclosure, whether you are required to disclose, or have disclosed, in Israel the annual compensation of your named executive officers and directors on an individual basis for the most recently completed fiscal year. Please see Item 6.B.1 of Form 20-F.

Response:

The Company supplementally advises the Staff that it is not required to provide individual disclosure of the annual compensation to its executive officers and directors on an individual basis for the most recently completed fiscal year under the laws of the State of Israel. This is due to the fact that the Company will not be deemed a reporting company under the Israeli Securities Law. Only a company that qualifies as a reporting company in Israel as defined under the Israeli Securities Law is required to comply with the reporting obligations of this law and the regulations promulgated thereunder. The Company has also not otherwise disclosed such information. Accordingly, the Company believes that it is permitted to furnish compensation information on an aggregate basis under Item 6.B of Form 20-F.

Under Israeli law, in the future, the Company will also be required to disclose, and seek shareholder approval for, any new compensation payable to a director of the Company. Under Israeli law, the Company will also generally be required to obtain shareholder approval for changes to the Chief Executive Officer’s compensation. In addition, no later than nine months following the closing of the IPO, the Company will be required to present a compensation policy for approval by its shareholders. The compensation policy will contain a framework for compensation of executive officers and directors, including a number of mandatory elements, so that even if individual compensation is not disclosed, investors will still have an understanding of the compensation of directors and senior management.

Certain Relationships and Related Party Transactions

Financing Transactions, page 124

33.                               Please revise your discussion of the A-1 preferred shares to clarify, if true, that all such shares will be converted to ordinary shares immediately prior to the closing of this offering, as stated on page 8.

Response:

The Company has revised the discussion of A-1 preferred shares on page 126 to clarify that such shares will be converted to ordinary shares immediately prior to the closing of this offering.

Notes to Consolidated Financial Statements

Note 2-Summary of Significant Accounting Policies

h. Convertible loans and warrants issued to investors, page F-11

34.                               Please disclose your accounting treatment for the contract host for each convertible loan subsequent to its issuance. In particular, please explain to us why you do not appear to carry the loan at amortized cost and accrete interest under the effective interest method as required by paragraph 47 of IAS 39. Refer us to the accounting guidance upon which you relied.

Response:

The Company respectfully refers the Staff to Note 2h to the Financial Statements, which states that subsequent to initial recognition, the host contract is measured at amortized cost using the effective interest method which is based, inter alia, on its initial carrying amount and its stated contractual redemption amount.

As stated in Note 4b to the Financial Statements, the carrying amount of the host contract measured in accordance with the amortized cost method as of December 31, 2012 and December 31, 2013 is $7,407 thousand and an amount that is less than $1 thousand, respectively.  The carrying amount of the host contract as of December 31, 2013 (which is less than $1 thousand as stated above) reflects the 2013 Notes only (as all other notes were converted upon the issuance of the 2013 Notes) which were issued in October 2013 and were initially recognized at a minimal value. Applying the amortized cost and accreting interest under the effective interest method as above to the said minimal value over the period from October to December 2013 resulted with a carrying amount of the host contract which is still less than $1 thousand as of December 31, 2013.

n. Share-based payments, page F-13

35.                               You disclose that you record the fair value of services received from employees and service providers in exchange for the grant of equity instruments as an expense. Please tell us how this accounting policy complies with the guidance in paragraphs 11 and 12 of IFRS 2 for employees and paragraph 13A of IFRS 2 for non-employees.

Response:

The Company has revised the disclosure in Note 2n to the Financial Statements in response to the Staff’s comment in order to clarify that the fair value of services received from employees in exchange for the grant of equity instruments is measured by reference to the fair value of the equity instruments granted.

With respect to all share based payments to non-employees during the reported periods, the Company respectfully informs the Staff that the Company estimated the fair values of the services received at amounts that were not materially different than the fair values of the equity instruments granted. Furthermore, the benefit related to share based payments granted to non-employees during the reported periods amounted to an immaterial amount.

Note 9—Convertible Loans, page F-22

36.                               Please provide us with a summary of your accounting for the issuance of your 2009 Notes, 2011 Notes, 2012 Notes and 2013 Notes and the conversions in October 2013 of all but the 2013 Notes. Please address the following in your analysis and reference for us, where appropriate, the authoritative guidance upon which you relied:

•                  Tell us how you allocated the proceeds to the various components, including any warrants issued, and how you determined that allocation.

•                  Specifically explain your treatment of the Day 1 Loss after issuance of the notes.

•                  Explain your accounting for the adjustment of the conversion price of the 2011 Notes as disclosed in the second paragraph of Note 9a2 on page F-23.

•                  Summarize your accounting subsequent to issuance including the October 2013 conversions.

•                  In addressing the conversions, please explain how you determined the “fair value of expenses on embedded derivatives recognized” of $47.1 million and the “expenses from induced conversion” of $33.4 million.

•                  Explain how you determined the increase in fair value of shares underlying your convertible loans and warrants from the date of issuance.

•                  Include a description and quantification of the key assumptions used in this calculation.

Response:

The Company respectfully refers the Staff to Note 2h to the Financial Statements, which explains that each of the 2009, 2011, 2012 and 2013 convertible loans (the “Loans”) contains a host contract and embedded derivatives (conversion feature and prepayment feature), which are not closely related to the debt host contract. In accordance with IAS39.AG29, the said embedded derivatives (each of which is classified as a financial liability) are measured as one embedded derivative since they relate to common risks and depend on each other. Such embedded derivative is classified as a financial liability measured at fair value through profit or loss, while the debt host contract is measured at amortized cost using the effective interest method. Furthermore, warrants issued to investors (at the 2011 and the 2013 issuances) are also classified as a financial liability measured at fair value through profit or loss.

In accordance with IAS39.AG76, the issuances of the convertible loans and warrants are initially recognized at fair value adjusted to defer the difference between fair value at initial recognition and the transaction price (“Day 1 Loss”), as the Company uses valuation techniques that incorporate data not obtained from observable markets.  Accordingly, the Day 1 Loss is not separately identified in the balance sheet, but is included in the initial carrying amounts of the convertible loans and warrants.

In each of the 2011 and 2013 issuances (that included both convertible loans and warrants) the entire transaction price was firstly allocated between the convertible loan (the compound instrument which included the host contract and the related embedded derivative) and the warrant, based on their relative fair values.

Based on IAS 39.AG28, the amount allocated to the convertible loan (in the 2009 and 2012 issuances — the entire transaction price, as no warrants were issued), was allocated between the embedded derivative and the host contract, such that the initial carrying amount of the host contract was the residual amount after separating the embedded derivative based on the embedded derivative’s fair value.

For example, in the case of the 2013 Notes, as a result of this treatment, the entire amount allocated to the convertible loan was allocated to the embedded derivative while the host contract was measured initially only at a minimal value.

Subsequent to initial recognition, each of the host contracts was accreted from its initial carrying amount to its redemption amount using the effective interest method in accordance with the contractual terms of the debt. Such accretion was charged to financial expenses.

Based on IAS 39.AG76(b) the unrecognized Day 1 Loss related to instruments measured at fair value through profit or loss (“FVTPL”) is not recognized until all market inputs become observable (which has not yet occurred), unless there is a change in a factor (including time) that market participants would take into account when pricing the liability. Accordingly, subsequent to initial recognition and until conversion (see below), the changes in fair value of instruments measured at FVTPL were reflected by the Company in profit or loss, while the entire Day 1 Loss related to the said instruments remained unrecognized.

The Company measures the fair value of the embedded derivatives and warrants at each balance sheet date and upon conversion. The fair value for all periods takes into account the terms of the relevant instrument as of the balance sheet date and the changes in fair value during the period are recognized in profit or loss.

The adjustment of the conversion price of the 2011 Notes that took place in 2012 resulted in an increase in fair value of the embedded derivative related to the 2011 convertible loan and was recognized in profit or loss as financial expenses during 2012 as part of the entire changes in fair value of the said embedded derivative.

Up until the conversion of the 2009, 2011 and 2012 Loans, the Company measured the fair value of the embedded derivatives and updated the amortized cost of the host contract with changes recognized in profit or loss. Upon conversion, the carrying amounts of the host contracts and the embedded derivatives related to the 2009, 2011 and 2012 Loans, measured as of that date as above and presented net of their related unrecognized Day 1 Loss, were reclassified to equity with no additional impact on profit or loss.

The expenses, amounting to $47.1 million during 2013, included within “fair value of expenses on embedded derivatives recognized” result from the changes in fair value of the embedded derivatives during the reporting period mainly due to the significant increase in the estimated total equity value during that year (December 31, 2012 - $19.5 million; December 31, 2013 - $91.8-$135 million).  For further details, the Company respectfully refers the Staff to the Company’s response to Comment 18 above.  Furthermore, in response to the Staff’s comment, the Company has revised the title of such line item in Note 15 to the Financial Statements to, “Changes in fair value of embedded derivatives” in order to clarify the nature of losses included within such line item.

The “expenses from induced conversion” amounting to $33.4 million recognized in financial expenses during 2013 were measured in accordance with the fair value of the additional shares issued to lenders for no additional consideration that were accounted for as an induced conversion in accordance with IAS 32.AG35 (see also Note 9(a)(4) to the Financial Statements).

With respect to the determination of the increase in fair value of the shares underlying the convertible loans and warrants from the date of issuance, the Company respectfully refers the Staff to the Company’s response to Comment 18 above.

With respect to the description and quantification of the key assumptions used in the said fair value calculation, the Company respectfully refers the Staff to the Company’s response to Comment 18 above and to Note 9b to the Financial Statements.

37.                               Please disclose the number of warrants outstanding and related fair value for each period presented. Also, disclose the exercise prices and other key terms governing these instruments.

Response:

The Company has updated the disclosure in Note 9a(2) to the Financial Statements in response to the Staff’s comment in order to disclose the number of 2011 Warrants. The 2011 Warrants refer to warrants issued to investors to purchase 5,823 A-1 Preferred Shares. Please see Note 9a(2) to the Financial Statements regarding the exercise price and other key terms.

Following the description and key terms included in Note 9a(4) to the Financial Statements, please note that the number of 2013 Warrants is not fixed. The exercise price per warrant share shall be identical to the price per share paid by the investor upon conversion of the 2013 Notes (the “Price per Share”) and will be further subject to adjustments. The Price per Share will be determined as follows:

a.              Upon an IPO: 1/3 of the per share price if the conversion occurs upon an IPO or 1/3 of the average price per share at which the Company’s shares were traded during the ten (10) day period prior to the conversion if the conversion occurs following an IPO.

b.              Upon new investment: 1/3 of the price per share paid by the investors.

c.               Without an Investment or an IPO: the conversion price calculated based on a Company’s pre-money valuation of $50,000,000 on a fully diluted basis.

Please also see Note 4a(3) to the Financial Statements regarding related fair value for each period presented.

Note16—Loss per Ordinary Share, page F-32

38.                               Please explain why you excluded A1 ordinary shares and A2 ordinary shares from the determination of basic and diluted loss per share.

Response:

The Company has revised Note 16 to the Financial Statements in response to the Staff’s comment in order to clarify that A1 ordinary shares and A2 ordinary shares were not taken into account in the computation of diluted loss per share, since the effect of these potential shares is anti-dilutive.  The Company has excluded such shares from basic loss per share in accordance with IAS 33.5, which defines “ordinary shares” as an equity instrument that is subordinated to all other classes of equity instruments. It should be noted that A1 ordinary shares and A2 ordinary shares confer their holders with preference rights over the ordinary shares with respect to liquidation and dividend distribution and therefore ordinary shares are the most subordinated class of equity instruments. Furthermore, such shares were excluded from basic loss per share as the Company has incurred losses in all reported periods and their holders do not have a contractual obligation to share in the losses of the Company and are not required to fund Company’s losses in any way. Please see Note 12 to the Financial Statements for the rights of the Company’s ordinary shares.

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Please do not hesitate to contact Colin Diamond at (212) 819-8754, Joshua G. Kiernan at +44 20-7532-1408, or Rafael Roberti at (212) 819-7589 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/White & Case LLP
White & Case LLP